Filed by: Caliper Life Sciences, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Xenogen Corporation
Exchange Act File No. 000-32239
Important Notice:
Caliper Life Sciences, Inc. intends to file a Registration Statement on Form S-4 in order to register the shares of its common stock and warrants to be issued to the former stockholders of Xenogen in the proposed merger, and Caliper Life Sciences, Inc. and Xenogen Corporation will be filing a joint proxy statement with the Securities and Exchange Commission. Investors and security holders of Caliper Life Sciences, Inc. and Xenogen Corporation are advised to read the Registration Statement on Form S-4 and the joint proxy statement regarding the proposed merger referred to in this communication when they become available because they will contain important information. Caliper Life Sciences, Inc. and Xenogen Corporation expect to mail the joint proxy statement about the proposed merger to their respective stockholders. Investors and security holders may obtain a free copy of the proxy statement and any other documents filed by Caliper Life Sciences, Inc. and Xenogen Corporation at the Securities and Exchange Commission’s web site at http://www.sec.gov and directly from Caliper Life Sciences, Inc. and Xenogen Corporation, respectively.
Caliper Life Sciences, Inc. and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Caliper Life Sciences, Inc. with respect to the proposed merger. Information regarding such officers and directors is included in Caliper Life Sciences, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in its proxy statement for its 2005 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and directly from Caliper Life Sciences, Inc.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Final Transcript
Conference Call Transcript
CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call
Event Date/Time: Feb. 13. 2006 / 9:00AM ET

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
CORPORATE PARTICIPANTS
Michelle Boudreau
Caliper Life Sciences, Inc. — Director-Corporate Communications
Kevin Hrusovsky
Caliper Life Sciences, Inc. — President, CEO
Tom Higgins
Caliper Life Sciences, Inc. — CFO
David Carter
Xenogen Corporation — CEO, Chairman
CONFERENCE CALL PARTICIPANTS
Edward Tenthoff
US Bancorp Piper Jaffray — Analyst
Oliver Marti
Columbus Circle Investors — Analyst
Paul Knight
Thomas Weisel Partners — Analyst
Michael O’Rourke
UBS — Analyst
Ted Wachtel
Millennium Partners — Analyst
Stuart Pulvirent
ThinkEquity Partners — Analyst
Steve Becker
Greenway Capital — Analyst
PRESENTATION

Operator
Welcome to the Caliper Life Sciences and Xenogen conference call. My name is Megan and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS)
I would now like to turn the presentation over to your host for today’s conference, Ms. Michelle Boudreau, Director of Corporate Communications.

Michelle Boudreau - Caliper Life Sciences, Inc. — Director-Corporate Communications
Thank you, Megan. Good morning, everyone, and thank you for joining Caliper Life Sciences teleconference regarding our announcement that Caliper has entered into a definitive agreement to acquire Xenogen Corporation.
Please note that this call held on February 13, 2006, is the property of Caliper Life Sciences. Any redistribution, retransmission or rebroadcast of the call in any form without the express written consent of Caliper is strictly prohibited. Subsequent to live transmission, an audio copy of the call will be available on the Web at www.fulldisclosure.com. Additionally, this morning’s press release announcement is posted on our Website at www.caliperls.com.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Kevin Hrusovsky, Caliper’s President and CEO, will start the call with a general discussion regarding the strategic rationale for Caliper’s planned acquisition of Xenogen. Tom Higgins, Caliper’s Chief Financial Officer, will then discuss the financial details, after which David Carter, CEO of Xenogen, will make some closing remarks. Following the remarks, Kevin, Tom, and David will be available to take questions.
Please note that management will be making forward-looking statements during the teleconference. References to what we expect, believe, intend to do, plan, hope, estimate, or other statements referring to future events or results are intended to identify those as forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties.
Further information on risks faced by Caliper are included under the caption Factors Affecting Operating Results in Caliper’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 9, 2005, and in our other SEC reports. These SEC filings are available on the Website maintained by the Securities and Exchange Commission at www.sec.gov. Caliper does not undertake any obligation to update forward-looking or other statements in this conference call to reflect any change in Caliper’s expectations with regard to such statements or any change in events, conditions or circumstances on which any such statements are based.
For a discussion of factors that could impact Xenogen’s financial results and cause its results to differ materially from those in the forward-looking statements, please refer to Xenogen’s filings with the Securities and Exchange Commission, particularly its Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 filed with the Securities and Exchange Commission on November 14, 2005. Xenogen does not undertake any obligation to (and specifically disclaims any such obligation to) update or alter forward-looking or other statements in the conference call. * Please note this paragraph was inadvertently omitted from the original reading of the script.
Kevin, would you please begin?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
Thanks, Michelle, and welcome to our call. Today we announced our intent to acquire Xenogen Corporation, a pioneer in advanced molecular imaging technologies. The combination increases Caliper’s critical mass with future overall revenue increasing by approximately 50%, enhances the revenue growth rate from high single digit to low double digits, and accelerates profit growth with $10 million of high certainty cost synergies. This transaction is EBITDA accretive in 2006 and EPS accretive in 2008.
Further, we believe that the available cash resources of the combined companies will be sufficient to fund the operations of the businesses through 2006, including integration, with Caliper expected to return to cash flow positive from operations beginning in 2007.
But most importantly, this merger makes strategic sense. Xenogen catapults Caliper into the attractive and fast-growing molecular imaging market and positions us to be one of the first life science tool companies to build a bridge between in vitro and in vivo experimentation, which is critical to increasing the productivity and clinical relevance of drug discovery research.
Caliper’s proprietary microfluidics and liquid handling technologies have made major inroads for the pharmaceutical and biotech community during the past two years. In fact, approximately 75% of big pharma now has at least one Caliper drug discovery screening system. Most have purchased a second instrument less than three months after acquiring their first.
We are nearing 100 installed units of LabChip 3000 and 90, over 200 installed units of Sciclone liquid handler, 4,000 installed units of LabChip instruments through collaborator channels, coupled with over 600-plus assays offered by NovaScreen, our contract services business. Through these achievements, it is evident that we have demonstrated success, offering in-vitro testing platforms that yield unprecedented data quality and productivity for biochemical and cellular research.
Xenogen’s proprietary imaging technology enables the next step in the drug discovery process beyond in-vitro testing, which is in-vivo testing. Focused on small animal models, Xenogen’s systems offer noninvasive real-time molecular level imaging of biological activity. Further, Xenogen Biosciences, Xenogen’s services business, offers genetically modified animal models and comprehensive phenotyping capabilities. These offerings represent high data quality, high productivity solutions. To date, Xenogen has sold approximately 300 systems.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Microfluidics liquid handling and imaging on their own offer compelling value propositions, but by offering a highly correlated suite of products and services that addresses and integrates in vitro and in vivo testing, Caliper expects that its experimentation platforms will provide clinically relevant insights earlier in the drug discovery process.
Based on what we’ve learned from our close relationships with executives who set and implement strategy at our customer accounts, and as highlighted by the FDA Critical Path Initiative, there is a burgeoning demand for biomarker research and better experimentation models. The emphasis is on improved predictability and efficiency along the critical path from laboratory to commercial drug.
The combined suite of technologies, products and services from Caliper and Xenogen will be precisely focused on these needs, increasing clinical relevancy by pulling high-quality end point determinations further upstream in the drug discovery process.
Under confidentiality, we discussed our vision for building the in vitro-in vivo bridge with senior executives from our top pharmaceutical customers. One comment “was the most significant issue facing our experimentation strategy is the lack of integrated tools platforms across the in vitro-in vivo divide. Caliper is becoming a technology powerhouse in helping us acquire clinically relevant high-quality data more productively and earlier in the drug discovery process.”
Xenogen’s installed base of instruments is highly concentrated in the academic market. While there is amazing research occurring in the not-for-profit segment, each installation, almost by definition, is addressing a custom application, and our experience is that it is extremely hard to create a profitable, growing business based on customization.
Caliper’s business model, which is focused principally on the commercial marketplace, is to create highly leverageable application solutions. One example of this is what we have been doing to accomplish the LabChip 3000 adoption. We transitioned this technology from being a general-purpose HTS instrument into an application solution for an in-vitro kinase research and profiling. We offer the instrument, Kinase Chips, over 70 standard kinase assays assay development, and kinase screening and profiling services. Transitioning this technology to an application solution has enabled its rapid uptake in the market and has enabled improved leverage and profitability.
Our customers are organized by therapeutic area, and we will focus on providing specific applications that serve the needs of the therapeutic researcher. By this I mean that in addition to providing an exceptionally high-quality instrument platform, we also intend to provide specific therapy area application kits that include consumables such as animal models, cell lines and reagents, and methods in pharmacologically validated formats. We expect several of these application kits to be launched in earnest by early 2007.
Further, we believe researchers want solutions that don’t always rely on just a single perspective. When it comes to imaging the flexibility to work with multiple-detection modalities, including luminescence and fluorescence, it is important to facilitate application power and flexibility. Expect to see enhancements from the platforms and software to support this need, along with continued emphasis on three-dimensional imaging approaches that provide enhanced spacial resolution for certain critical applications.
Similar to the commercial programs we have implemented with LabChip technology to achieve adoption, growth and profitability, we believe that these strategic refinements that I’ve outlined, coupled with the identified cost and technology synergies, will enable Xenogen’s rapid top-line growth opportunity to be translated into rapid bottom-line growth.
Another key strategic opportunity for the merger is to combine Xenogen’s XenBio small animal in-vivo services business with our profitable and growing NovaScreen in-vitro services operations. The combination would enable additional competitive differentiation by offering a complete continuum of in vitro to in vivo experimentation services. We believe there is strong potential for this combined offering in compound profiling services. We already see opportunities for several key deals with big pharma customers for this comprehensive suite of services.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Caliper’s management team has considerable experience with integration, including the Zymark and NovaScreen acquisitions. These integrations were rapid and successful. The integration of Xenogen with Caliper is being carefully architected to achieve the strong, profitable growth that we have outlined, as well as eliminating at least $10 million in costs related to redundant public company overhead and operating infrastructure expenses, such as facilities and manufacturing.
The resulting company will be one of the most exciting life science tools companies in the entire industry landscape. We will have one of the most impressive lineups of proprietary technologies, products and services, with an application expertise to credibly enable our customers to increase the productivity and clinical relevance of life science research. The combined company will have the critical mass, commercial horse power and motivated and talented employee base to realize this awesome top- and bottom-line growth opportunity.
This acquisition transforms Caliper Life Sciences into a company that can lead the industry with new experimental approaches that alter the course of drug discovery. Our milestones along the way have included the acquisition of Zymark; the acquisition of NovaScreen; the realization of $25 million of cost synergies over the last 24 months; EBITDA improvements of $35 million; nearly quadrupling the installed base of LabChip systems, with notable repeat purchasers such as Pfizer, Merck, Sanofi Aventis, Novartis, Amgen, to name a few; operating cash flow positive projection for 2005 fourth-quarter and every year thereafter; securing new relationships with Affymetrix, Agilent and BioRad, to name a few; and now the acquisition of Xenogen, which will catapult us to the next level, both strategically and financially.
Our impression of the Xenogen team is that they are a bright, dedicated group of people and we look forward to joining with the talented Xenogen team to take on an exciting future as a significantly larger, faster growing life sciences player with a bold new suite of technologies.
At this point, I’d like to turn the call over to Tom, who will go over the details on the financials of the transaction.

Tom Higgins - Caliper Life Sciences, Inc. — CFO
Thanks, Kevin. First of all, this is an attractive transaction from a financial perspective. A few comments on the transaction structure.
The combination is structured as an all-stock transaction. As we said in the release, Caliper will issue 13.2 million common shares plus 5.125 million warrants in exchange for all of Xenogen’s outstanding equity. This includes common stock, employee options exercised prior to closing, and warrants which will be converted into rights to purchase Caliper’s shares and warrants. The new Caliper warrants will have a five-year term, a strike price of $6.79 per share, and that represents a 20% premium over the most recent 15-day volume-weighted average price of Caliper stock.
Using Caliper’s closing stock price as of last Friday, February 10, the stock and warrant securities have a value of approximately $80 million. This equity value, after adjustment for projected cash proceeds from option and warrant exercises, represents a premium of about 20% over Xenogen’s current stock value. This premium will of course fluctuate with the value of Caliper stock.
Based on certain assumptions regarding Xenogen’s capitalization at closing, Xenogen shareholders will receive an estimated 0.57 Caliper shares and 0.22 Caliper warrants per each Xenogen share. Immediately following the closing, we estimate that Xenogen stockholders will own about 26% of Caliper’s outstanding stock. On a fully-diluted basis, including all outstanding options and warrants, the Xenogen stockholders’ ownership percentage is approximately 32%. The transaction is subject to regulatory review and the approval of both Caliper and Xenogen stockholders.
At this point, we estimate we will have completed the process and will close in late Q2 2006. The combination will create a company of significantly expanded scale, a strong revenue growth trajectory, and improved profitability and cash flow.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
From a revenue perspective, on a pro forma basis, making certain assumptions about both companies’ 2005 revenue, Caliper would have a 2005 revenue base of approximately 126 to 128 million, a scale increase of over 40% from Caliper stand-alone. Caliper’s revenue growth is projected to increase from high single digits into the range of 10 to 15% following the merger. The combination of increased scale, faster growth will contribute to improved profitability and cash flow.
In terms of critical mass, the expanded scale will allow the combined company to better support infrastructure costs in manufacturing, R&D and in G&A. After the integration is completed, we expect improved manufacturing margins and a reduction in OpEx spending as a percentage of revenue by 2 percentage points in comparison with Caliper on a stand-alone basis.
In terms of profitability, we have identified over 10 million in annually recurring potential cost savings from the combination. These are high probability cost savings, with over half of the savings in G&A, including duplicate costs and staffing to operate a public company. Another 15 to 20% of the cost synergy potential is in facilities where we see significant consolidation opportunities.
We’ve estimated that the upfront cost of achieving the recurring savings is approximately $6 million. The bulk of this would be incurred in the six months following closing as we restructure the businesses.
Reflecting the effects of a revenue growth, scale and cost savings, we expect the transaction to be accretive on an EBITDA per share basis in 2006 and in 2007, and on an EPS basis in 2008.
In terms of cash flow, we have carefully reviewed the projected cash positions of the two companies at closing, as well as the expected costs of the restructuring. We believe the combined cash resources will be sufficient to cover 2006 business and integration costs, and that the combined company will be operating cash flow positive in 2007 and forward.
In summary, our financial analysis and diligence review confirmed the financial merits of the transaction. This is an attractive transaction to Caliper. Those are the highlights. Back to you, Kevin.

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
Thanks, Tom. We have with us today David Carter, who is the current Chairman and CEO of Xenogen. He and Pam Contag, who is the President, have been tremendously successful in building this amazing company. And we wondered if, Dave, we could ask you to say a few words.

David Carter - Xenogen Corporation — CEO, Chairman
Kevin, I’d be happy to. As you know, this is indeed an exciting combination for all the reasons that you and Tom have talked about. And maybe from our perspective, for one more reason you haven’t heard about, and that is the new combined management team with Kevin at the helm that we believe will bring just the right combination of commercialization know-how, company leadership and industry relationships to propel our technologies, products and services to the forefront in the life science industry.
We are, of course, proud of the accomplishments of our current management team for developing an impressive array of optical imaging and genetic modification technologies that have helped us and others pioneer new research and scientific methods. And we’re proud of their amazing success in gaining adoption to this new technology and in, particularly, the success in the academic markets.
But we look forward to working with a larger, more diverse team in the context of the new company. We support and agree with Kevin’s strategic vision and we will enthusiastically move forward together to bring our technologies to the commercial drug discovery world in a more complete way, which ultimately, we believe, will benefit science, benefit human health care, and add value to our shareholders.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
It is now time for us to take any questions you have for Kevin, Tom, or me.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Edward Tenthoff of Piper Jaffray.

Edward Tenthoff - US Bancorp Piper Jaffray — Analyst
Thank you and congratulations on the merger. Kevin, one quick question — or maybe this is more appropriate for David. Can you discuss the size of the current Xenogen sales organization, and how complementary is that? I understand that it is, in some ways, a similar selling process with the boxes and then what I would really define as assays. So how do you kind of see that complementing the efforts? Would there be synergy between the two sales forces?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
Maybe I will start, and David, you might want to add some comments here. Basically, Ted, the Xenogen sales force has done a remarkable job. This company has been growing 30 to 40% the last few years — per year. And 85% of the installations are actually going into academia, which is somewhat of a predecessor market to big pharma in many respects, a lot of credibility is established in the academic markets. And they’ve been really successful in those markets. About 15%, then, would be in big pharma and biotech.
As you know, our sales are more like — closer to 80% in big pharma and biotech, and we’re only about 20% in academia and government. So in effect, there is a tremendous synergy between the two sales organizations relative to the market and outreach. We know, for instance, LabChip 90, which has really been flying off our shelves the last, I would say, nine months, most of those installations have been at academia.
So we know there is a tremendous untapped potential for some of the Caliper products in academia. Anything that has a price point of less than 150 we think has got a lot of potential for productivity through automation. And so those products we think could really be channeled well into academia by some of the Xenogen capability.
And vice versa, as you know adoption in big pharma is tough, and that was what Caliper was up against. You really have to get to the senior levels in order to create a new paradigm of experimentation. And they’ve been very successful with a couple of accounts in big pharma, Novartis being one major one; and there are several others, including Pfizer.
So the key here is to now progress those great learnings and progress that’s been made at one or two accounts across that industry, and I think that is where the Caliper capability comes into play. And the concept of then standardizing some of the application sets is where the combined companies’ expertise comes into play.
So if you look at the installation that they have to date, about 300 units, I believe about 252 of those units are in academia; the balance is in big pharma. And it’s really probably with three or four key customers, the primary installations in big pharma today.
With that, David, maybe could make a few additional comments.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript

David Carter - Xenogen Corporation — CEO, Chairman
I’d be happy to. Ted, sort of the direct answer to your question, there are about 14 direct selling folks in the Xenogen organization, the marketing organization. The overall sales and marketing organization is 25 to 28 people, more or less.
And I’m not going to presuppose what Kevin is going to do as far as the integration of the activity, but I think in the conversations we’ve had, the cross selling notion here is — what he’s been discussing and what we support, we have a sales force that does a good job, is highly productive in terms of the average revenue per sales person. And I think that this is one of the things that Kevin wants to capitalize on.
One of the things he’s too bashful to say is that — and one of the things we see as the strength of this deal — is that Kevin personally and the Caliper organization have, I think, much stronger relationships at the top of major pharmaceutical companies than we at Xenogen do. And we are very anxious to begin to speak the story of Xenogen at the top level of major pharmaceutical companies, and I think speak it in the context of a broader technology platform.
Which I actually agree with Kevin very much that this is what the pharmaceutical industry is looking for is connecting in vitro and in vivo, making that connection at the bench, but telling that story to the major pharmaceutical companies. So my point of view here is that the marketing synergy and the combination of these two companies and the technology platform that we have to bring to the major pharmaceutical companies is one of the absolute strengths of the combination of the two businesses.

Edward Tenthoff - US Bancorp Piper Jaffray — Analyst
Great. David, maybe just a quick follow-up. Can you kind of go through some of the challenges that Xenogen was facing, just with respect to the placement of systems and really driving revenue? And in particular, can you comment on the 3D system launched late last year?

David Carter - Xenogen Corporation — CEO, Chairman
I wouldn’t say we’re having problems; the company is growing like a weed. But getting to the C ring in the big pharmaceutical accounts is challenging. I think that that’s a place that Caliper already is, and so we fully intend to piggyback on that.
As far as the 3D is concerned we did launch it; it’s off and running; it’s being well accepted. We see that as being an important piece of technology that will be fully utilized by our major pharmaceutical companies, and we expect to be important part of what Xenogen brings to the combination of the two businesses.

Edward Tenthoff - US Bancorp Piper Jaffray — Analyst
Congratulations. Thanks so much.

Operator
Oliver Marti with Columbus Circle Investors.

Oliver Marti - Columbus Circle Investors — Analyst

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Thanks for the question. This is, I guess, for David. Obviously, I understand the strategic fit. But I do have a question on the valuation, and maybe, Kevin, you could care to comment as well.
The way I’m looking at the numbers — again, you guys have highlighted in your press release fairly nicely, you guys are growing very rapidly, just re-signed many of your largest clients. I have you doing close to 60 million in sales in ‘07. You currently have about 22 million in cash; probably burn a little bit, so you get to 10 million.
So I see a takeout value here on forward-year sales of about 1 times. So I’m trying to get a sense here — fast-growing, new technology. What is used as the comp here to determine a price of what I call pretty meager — obviously nice transaction for Caliper at that price. But could you help me understand why the current shareholders of Xenogen aren’t getting more?

David Carter - Xenogen Corporation — CEO, Chairman
If that is a question for me, I guess, I will give it a shot.

Oliver Marti - Columbus Circle Investors — Analyst
I would assume you are the one who makes the final decision here on selling the company, correct?

David Carter - Xenogen Corporation — CEO, Chairman
Well, I think it’s a Board of Directors’ decision. CEOs — and maybe in any days and time, but certainly not in these days and times, make these decisions on their own. So I think it was a thoughtful decision made by the entire Board of Xenogen.
And the focus was not on the dollar value of the transaction, but the percent ownership and the percent contribution. We think that — this is not combining two weak companies or one strong company, one weak company. We think we’re combining two very good companies in a very good situation.
But as Kevin said, going from 50 million in the case of Xenogen to 100 million in the case of Caliper to numbers like 150 million gives us a critical mass that we just didn’t have on a stand-alone basis. Together, I think we can create a lot value for both Caliper and Xenogen shareholders.
And the decision of the Board was that having one strong company with broad capabilities in the space would be in the long-term best interest of Xenogen, which is the reason we made our decision. We definitely stick to that decision. And our relative ownership was what the focus was, and I think that this is a fair allocation of relative ownership for shareholders.
We will see what the market says. But we know what the results are going to be. Another thing that I’ve said obliquely, but I will say more specifically — we have a lot of confidence in Kevin’s ability to lead this combined company and to make happen the things we think can make happen. And I think that ownership position of Xenogen shareholders will pay out quite handsomely as events unfold.

Oliver Marti - Columbus Circle Investors — Analyst
Again, can you give me some comps that you guys used to determine that one times sales or a little bit above that was the right amount?

David Carter - Xenogen Corporation — CEO, Chairman

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
We used our respective investment bankers for a lot of comparable evaluation. Do we think that one times revenue is the right number for either Caliper or Xenogen? No, we absolutely do not. But we think the multiple on revenue and the multiple on earnings for a company that is growing at a reasonable rate, with good margins and good cash flow, with comprehensive product offerings and occurring revenue, will be extremely well received in the market over, we hope, the shortfall.

Oliver Marti - Columbus Circle Investors — Analyst
0h, don’t get me wrong. I think the Caliper shareholders are getting a hell of a deal. I mean, their stock trades at two times sales and the performance has been fairly okay, and certainly not growing 30% year-over-year in terms of organic growth. So I think my comments are taken — as a shareholder, obviously, I’ll have a say in that.
Just a quick question in terms of Pamela. Is she going to be staying onboard?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
Our thinking right now on this is that we would certainly like to see that happen. We are working through the overall I guess we call it the soft period where we have a couple of months before the actual close.
Pamela and I actually have a relationship that goes back about a year. And we’ve been working together around this vision of in vitro-in vivo. I hope we will have the type of opportunity that makes a lot of sense for her. I think no matter what happens, I think she’s going to be very supportive in helping us work through all this. This is — a lot of her vision is in this as well as David’s and myself.
Maybe just another comment regarding Xenogen in general. I would say having been through this industry that this is a company with a lot of critical mass challenges, as David points out. If you just look at the growth that they achieved, they weren’t getting the leverage. And that is the disturbing part of — I think the challenging part of the company was the earnings weren’t tracking the growth.
And so the critical mass was really plaguing them. And I think the combination of highly innovative companies with strong IP estates into profitability is a challenging transformation. This is similar to what Caliper has gone through — it is a very IP-intensive company, had good revenue, but getting to critical mass and getting the profitability out requires moving from customization to standardization.
I think some of these are very tricky dimensions that probably would have plagued Xenogen as a stand-alone company because without the critical mass, it’s really challenging to get across and actually get good leverage and get earnings growth with the revenue growth. I think that has been the biggest challenge point is it’s hard to create that leverage and that infrastructure without sufficient commercial backbone and revenue size. So I think that was probably good thing that was drawing them down the most.

Oliver Marti - Columbus Circle Investors — Analyst
Thanks. Point well taken. Thanks, David.

Operator
Paul Knight with Thomas Weisel Partners.

Paul Knight - Thomas Weisel Partners — Analyst

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Kevin, can you hear me?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
I can, Paul. Thank you.

Paul Knight - Thomas Weisel Partners — Analyst
Can you go over the consumable and service portion of the business at Caliper and the service consumable portion of the business at Xenogen?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
The best way for me to describe it without getting into granularity that would get pretty complicated, Paul, is that we’ve got our aftermarket revenue now up to about 30 to 31% of sales, and that would include consumables and that would also include aftermarket services, maintenance contracts, etc.
And in there would also be the chips, the laboratory chips, which we consider that to be a consumable. When we merged with Caliper, Caliper was running about 15 to 18% aftermarket. So we have been able to significantly ramp up that aftermarket portion.
So when we look at Xenogen similarly, we see a penetration level around aftermarket that is probably a key area of opportunity for improving profitability. That is one of the key challenges, I think, in getting the high-tech, high-growth companies into profitability, is getting some predictable recurring revenue stream that’s got some good margin in it. And most of their technology is proprietary, which is really a good starting point.
But when we look at even just like maintenance contracts right now, they’ve got 300 installed units. Our numbers and our projections would suggest that they are probably only about 25% penetrated on what can be achieved with the aftermarket. And that is even before we put this reagent strategy into play, which Pam and others have been working on for really over a year now; there’s a lot of great progress that’s been made there. It is now a matter of commercializing those concepts.
And I think we’ve got a capability and critical mass to pull that through. And that is where I think we can achieve similar levels of aftermarket; we think that getting to 30 to 35%, where today they are probably more around the levels of, I would say, 10% is possible. And that is a key component of our strategy.

Paul Knight - Thomas Weisel Partners — Analyst
Do you plan to continue the royalty payment structure with commercial customers on the Xenogen product lines?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
We’re carefully measuring that, Paul. We did interviews of about 100 customers prior to — over the last, I’d say, month or two, some of them very senior, some of them at the group chairman level, trying to assess what might be some of the blocking points for better adoption and commercialization. And I do think this is a challenging area. Xenogen has a phenomenally broad patent estate, and it’s important they get recognition for that in their overall commercial terms.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
And how we can achieve that is something that we’re measuring. If we had a stronger aftermarket reagent platform, I think it would be easier and maybe more acceptable to some of the pharma companies, an overall package. I think they’re always comfortable when they feel like they are buying something and have an ongoing stream of products coming to them. And they don’t shy from paying for it if is IP protected.
So I think to the extent that we can begin to migrate some of the reagent business forward, and that would then allow us maybe to incorporate some of these licensing fees and approaches at some point, we are going to examine that.
Now, the key here is that there are some phenomenal — I’ll call them pioneering companies that have made major advances with this technology, and we definitely want to make sure we reward those companies that have played a major role here. And companies like Novartis come to mind, they’ve really been a pioneer.
By the way, they are buying our LabChips instruments as well, and we see direct correlation for in-vitro oncology research with in-vivo oncology research at some of these accounts and with the combined platforms. And they both will draw, ultimately, an aftermarket revenue which is more certain and more profitable.

Paul Knight - Thomas Weisel Partners — Analyst
Okay, thank you.

Operator
[Michael O’Rourke] with UBS.

Michael O’Rourke - UBS — Analyst
Congratulations, Kevin, great acquisition. Just a question for Tom Higgins, if he could go into a bit more detail regarding the revenue growth assumptions and the operating margin assumptions going forward. And what this looks like in kind of the ‘07, ‘08 timeframe.

Tom Higgins - Caliper Life Sciences, Inc. — CFO
Sure. As you’ve seen from tracking these companies in the past, the Xenogen growth rate has been pretty dramatic, but coming from a small base. And at Caliper, we have been in the high single digits in terms of our growth. So as we look forward to putting these two companies together, we see a combination that will result in a growth rate that is probably in the 10 to 15%, and we’d like to believe it’s toward the upper end of that range.
One of the key things here, of course, is to manage the growth, and particularly on the Xenogen side, in a way that it’s most profitable, as Kevin referred to earlier. So that is going to be a key element as we manage this forward.
On the operating expense side, we see two different things at play here. One is simply the relationship of operating expenses to revenues, and scale will help us in making that relationship more reasonable and more in line with other companies in the industry. You have a 40% increase in Caliper’s operating scale and not the same level of increase in costs ranging from R&D through SG&A. So that is one important aspect of this.
The other important aspect is what we think we can do in terms of reducing the costs of the combined company. And there we — as we’ve done our diligence and looked closely, we see there is a lot of duplication, which you would expect in terms of — particularly on the G&A side. And some of this duplication of expense will come naturally, with no effort, as a part of just combining the companies; there are certain costs you won’t need to duplicate. And there are other sort of functions and situations and staffing areas where we see duplication where we can save some costs too.

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
And so we think there is a very high probability that we can achieve our goal of excess of $10 million per year in annually recurring cost savings in this company.

Michael O’Rourke - UBS — Analyst
If that occurs in ‘07, does that number then flow right to the bottom line, so that when you look at your projected margins, you can see this big, bit hit to your net income?

Tom Higgins - Caliper Life Sciences, Inc. — CFO
Yes. I mean, the way you want to think about it is if you just took the OpEx expenses of both the companies and put them together and modeled some growth in, that number that you would get should be reduced by $10 million. And it is after an investment we would have to make, a onetime investment, in the range of 6 million, that would probably be over the first couple of quarters post-merger. Maybe a little bit longer, but generally in that range.

Michael O’Rourke - UBS — Analyst
Sure. Okay, this is very —

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
Michael, I want to just add a comment here too regarding — there is a business — about 25% of Xenogen’s revenue comes from a service business that’s located over in Cranbury, New Jersey. And we’ve really been excited about learning about that business as well; they’ve got strong leadership there.
And you may recall we acquired NovaScreen back in October. Geographically, they’re not that far apart. And what we have found is that NovaScreen, as you know, is already profitable, growing very nicely. But there’s a lot of new opportunities in the Xenogen, we will call it the services business — they call it XenBio.
We actually think that those two businesses are going to complement each other, and at some point you will see those businesses probably growing at least at the rate of the current Xenogen instrument business, which is the other 75% of Xenogen.
Up until recently, though, that has not been a growth component for the Xenogen story. And I think that another dimension of this evolution is how do you appropriately integrate that critical mass of the services business so that it becomes a real opportunity for further creating adoption of the biophotonic platforms. And I think that that is what David and Pam and I and others have talked a lot about, is how we can merge that with NovaScreen and further create adoption.
You might recall we actually have a lot of the LabChip technologies down at NovaScreen, and it actually helps us sell to big pharma LabChips by having it in our service organization; it creates good datasets, etc. So we see the same type of model playing out for the XenBio business in Cranbury.

Michael O’Rourke - UBS — Analyst
Have you told Angela she’s going to change her major at BC now to bio-ethics?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
There you go. You’re referring to my daughter, Michael. She’s a freshman at BC and I keep thinking this is the future right here.

Michael O’Rourke - UBS — Analyst
That’s great. Congratulations, great stuff.

Operator
[Ted Wachtel] with Millennium Partners.

Ted Wachtel - Millennium Partners — Analyst
Hi there, Kevin. Congratulations on what looks like a great transaction. As a reasonably large shareholder in Xenogen and a very large shareholder in Caliper, I want to say that I can completely spin it around versus another individual on the call, and say Caliper is paying too much in the warrants that are being issued. I believe longer-term, the value of this company is going to dwarf any disagreement anyone might have on who’s getting better valuation here.
And my general thought as a shareholder in Xenogen, I’m thrilled to get the warrant package. I think it’s a great transaction, as you said, gets you to a critical mass at a time when Caliper needs that and when Xenogen clearly does not have the commercial relationships that you do.
So I think you’ve got a great management team there. I’m very much looking forward to the success that I know you guys can achieve. I would love to see you guys close this deal sooner than you say you’re going to close it. I think time is important here. And I know a lot of deals are getting through the SEC very rapidly. We’ve seen some deals get done in 2.5 months over the last six months. And I’d love to see you guys press this thing through just as quick as you can.

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
Ted, really appreciate the endorsement. We’re very excited about what we can create here for value for both Xenogen and Caliper shareholders, and obviously it’s a stock deal. So that is what’s going to be critical here. And we’ll do our best to accelerate it.

Ted Wachtel - Millennium Partners — Analyst
Great, thank you.

Operator
(OPERATOR INSTRUCTIONS) Stuart Pulvirent with ThinkEquity Partners.

Stuart Pulvirent - ThinkEquity Partners — Analyst

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Good morning. Two questions. One is as you look at the revenues you were mentioning to get Xenogen more profitable. Are there any revenues that would actually be decreased or are there any product lines that you might eliminate as you look at that concept?
And the second one is, given NovaScreen and now this, are you guys done for a while or are you still being very opportunistic as to what is available?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
I’ll take a shot at both of those questions, first, and if anyone wants to comment afterwards, please feel free.
First, on the revenue, we think that there are going to be opportunities on both ends of this. It’s just not about accelerating the growth and creating leverage; it’s also about ensuring the right mix of application and focus and you’re really trying to find some generic suites. So we do think there could be some areas that we will not continue to grow as rapidly.
We think the quality of revenue growth is what is very important here. If we could create a 20% top-line growth that’s got very significant quality, that could be as exciting as having 30 or 35% growth that doesn’t have the level of leverage and the level of earnings pop.
So I think we’re not going to disqualify anything from our thinking here. We have ideas already, we’ve spent quite a bit of time working on this, and I think we feel very good that we’ve got a way to improve the mix while continuing to have a very strong top-line growth. So that is the first question.
The second one, on NovaScreen and now Xenogen. My gut would say we now have a pretty impressive suite of technology. Imaging has been the one area that is clearly one of the most attractive areas in the industry today, particularly for biomarker research and system biology, and a lot of our customers at the senior levels are trying to make their experimentation more relevant. And imaging is being a great way to bring end-point analysis sooner.
So getting into imaging has been on our list for quite a while as being the one key area that we have not had a position in. And we actually have integrated other people’s imagers in some of our automation systems. So we are really excited about this position.
I think that we don’t see anything right now as we look out over the next few years that we’re deficient in relative to the technology side. We think we’ve got very strong commercial horse power into bio-pharmaceuticals. And so right now, it is not obvious what is missing from this equation to create the top- and bottom-line opportunity that we see ahead of us.
I would say that Affymetrix, Agilent and BioRad, being three of our key collaborator and partners, are probably going to enjoy a lot of the growth from where they are sitting in our overall portfolio, and that will continue to be a nice driver for longer-term profit growth as well.
Does anyone else want to make any comments on these two questions? Or did that help get you what you were looking for?

Stuart Pulvirent - ThinkEquity Partners — Analyst
Yes. Thanks, Kevin.

Operator

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
[Steve Becker] with Greenway Capital.

Steve Becker - Greenway Capital — Analyst
Good morning. I don’t know if I missed this, but was there any mention of a breakup fee?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
There was not a mention of a breakup fee.

Steve Becker - Greenway Capital — Analyst
Is there one?

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
That is a different question. It’s probably been issued today, right, as part of the 8-K?

Tom Higgins - Caliper Life Sciences, Inc. — CFO
Yes. We will be filing an 8-K on this, and I can’t recall whether we have that in there. I think —

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
(multiple speakers) probably do. (indiscernible)

Tom Higgins - Caliper Life Sciences, Inc. — CFO
So there are reciprocal breakup fees, that it’s — on the one side, it’s 3 million for Caliper and on the other side it’s 1.6 million for the Xenogen folks.

Steve Becker - Greenway Capital — Analyst
Okay. David, can you discuss, first of all give us a progress report on what’s going on at Cranbury? And second of all, talk a little about the schedule for the introduction of various reagents this year for Xenogen.

David Carter - Xenogen Corporation — CEO, Chairman
Well, I can’t make any — I can’t give you any heads up relative to Q4, but our business at Cranbury is trucking along. I think as Kevin said, one of sort of the hidden assets of Xenogen, which is not hidden from Caliper’s view, they see that as a big opportunity. In fact, Kevin is in Cranbury today; he is starting his introduction to Xenogen employees in Cranbury and will be in Alameda tomorrow.
So we are still extremely optimistic, we being Xenogen and we being Kevin and I and Caliper and Xenogen generally, about the prospects for that business going forward in the aspects that we’ve talked about — creating

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
genetically modified animals, phenotyping those animals and potentially doing compound screening there. So we still are very happy about that business, and Kevin can make his own comments in that regard.
There was a second question, Steve. I can’t remember what that was.

Steve Becker - Greenway Capital — Analyst
Yes, the second question involves what the introduction schedule is going to look like for reagents this year.

David Carter - Xenogen Corporation — CEO, Chairman
Kevin also made a comment on that. I think that we have thought about this long and hard. Pamela has been leading the charge at Xenogen with a variety of other folks reporting. We engaged Fletcher-Spaght to do some research on that subject for us. We gave Caliper permission to talk to them, and actually Kevin can make his own comments about the work that Fletcher-Spaght did for Caliper on the subject.
But we see this as a big, big part of the future of biophotonic kits and reagents, and Kevin is supportive of that. We don’t expect to generate significant revenue from that business until we move into ‘07. But we see that as a big, big upside for biophotonic imaging as we execute on that plan, which I believe Kevin has a plan to do. And so there you go.

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
If I can just comment briefly on both of those. First, David is right — we are in Cranbury. We got socked with a blizzard yesterday up in Boston, and you might wonder why we’re not out in Alameda, given that the weather out there I’m sure is a hell of a lot better.
But we actually trained down here last night; everything was shut down at the airports. We have a lot of belief in this. The leadership, particularly, we have found in this operation, as well as the strategies that David and Pam and others have put forth in some of the kind of reinvention of this services business, looks very productive to us.
And we believe that there are some nice deals here now that could further differentiate the service business of both NovaScreen and XenBio because of the in vitro and in vivo and the relationship base that is out there. So we are bullish around what we can achieve here and I think they’ve got good leadership.
Second on the reagents, I think, as David mentions, we do see a pretty big opportunity. We actually have some experience ourselves in this category, and we are deploying those resources working on — with Fletcher-Spaght as well — to see if we can accelerate some of the concepts that Pam and others have put forth.
I do think that ‘06 is probably not going to be a significant windfall for reagents. I think you’re going to see steady growth there, but it’s still a very minor component of the overall company. You’re probably talking about reagents being somewhere like less than 5% of the company at this point. So it is still a somewhat modest position that we’re breaking into, but we do see some application areas that could be generic across the industry in big pharma that could make this whole technology come to life.
So it’s not just getting the reagent value; it also helps you sell instruments, because once you’ve got those applications well crafted and it now becomes an off-the-shelf technology, it creates a much easier adoption path for the instrument itself. So it’s really got a double dimension of benefit and we are really going to be attacking that over the next couple of years.

Steve Becker - Greenway Capital — Analyst

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Feb. 13. 2006 / 9:00AM, CALP — Caliper Life Sciences Acquisition of Xenogen Conference Call	Final Transcript
Great, guys. Thank you.

Operator
(OPERATOR INSTRUCTIONS) At this time, you have no further questions.

Kevin Hrusovsky - Caliper Life Sciences, Inc. — President, CEO
Great. We would like to thank everybody for their time and we very much look forward to talking to you, I believe it’s February 22nd, for our update on Q4 performance. Thank you very much.

Operator
Ladies and gentlemen, we thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect. Have a great day.

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